November 23, 2005



Securities and Exchange Commission
Washington, D.C.  20549

Via Edgar

              Re:  Trans-Lux Corporation
                   Form 10-K for the fiscal year ended December 31, 2004 Filed March 31, 2005
                   File No. 1-2257

Dear Ms. Shah:

     This letter is in response to your letter dated November 7, 2005 numbered in response to your numbered comments.


Comment 1:  Prior Comment 4 - Business Segment Data, page 26
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We note you believe that foreign revenues are not material to an understanding of your financial statements. However, it appears that the foreign operations have a significantly higher profit margin relative to the domestic operations. Taking information from Note 7 on page 22, we note that the 2004 foreign income tax expense of $306k, considered with the foreign effective income tax rate of 42.8% infer a foreign pre-tax income of approximately $715k. Given that the 2004 consolidated earnings before taxes was $443k, it appears that foreign operations are significantly more profitable than your domestic operations. Please provide an MD&A disclosure to clarify for readers whether the foreign operations have a materially different profit margin than the domestic operations.

Response 1: The foreign operations do not have materially different profit margins than the domestic operations. The foreign operations operate similarly to the domestic operations and have similar profit margins. The foreign operations do not manufacture their own equipment, the domestic operations provides all the equipment that the foreign operations rent or sell. The foreign pre-tax income was $608k, of which $125k represented foreign currency gains. One of the taxes reported in Note 7 as foreign tax expense is a withholding tax, which is not based on income, but rather on intercompany charges for equipment rental. The MD&A did include disclosure regarding the foreign currency gain and accordingly, we do not believe any further clarification is required.

Comment 2: Prior comments 5 and 6 - MetroLux Theaters Financial Statements, p 28
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We have read your response to prior comments five and six.  We are unable to conclude that the omission of required financial statements and audit reports is consistent with the protection of investors. Please amend your filing to include the 2002 financial statements as required by Article 3-09 of Regulation S-X, along with the audit report for MetroLux Theaters required by Article 2-05 of Regulation S-X. In addition, please include the audit opinion for MetroLux for the 2003 fiscal year.

Response 2: We will amend the Company's 2004 Form 10-K to include the 2002 financial statements of MetroLux Theaters and their 2003 fiscal year audit opinion. Attached is the Form 10-K/A that will be filed pending your review.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                                            Sincerely,

                                            /s/ Angela D. Toppi

                                            Angela D. Toppi
                                            Executive Vice President
                                            & Chief Financial Officer


cc:  Gerald Gordon, Weisman Celler Spett & Modlin, P.C.